Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

ARTICLES OF INCORPORATION OF

PHARMACYTE BIOTECH, INC.

a Nevada corporation

(Pursuant to NRS 78.385 and 78.390)

PharmaCyte Biotech, Inc., a Nevada corporation (the “Corporation”), hereby certifies as follows:

1. The name of the corporation is PharmaCyte Biotech, Inc.

2. The Articles of Incorporation of the Corporation, as amended (the “Articles”), have been amended as follows:

Article IV of the Articles is hereby amended by inserting the following paragraph as the first paragraph of Article IV:

“Upon the effectiveness of this Certificate of Amendment (the “Effective Time”), every nineteen (19) shares of common stock, par value $0.0001, of the Corporation (the “Common Stock”), issued and outstanding immediately prior to the Effective Time, shall automatically and without any further action on the part of the Corporation or any holder thereof be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.0001. No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional share to which a holder would otherwise be entitled as a result of the Reverse Stock Split, such holder shall be entitled to receive a cash payment equal to the fraction of a share to which such holder would otherwise be entitled multiplied by the closing price of the Common Stock as reported on The Nasdaq Stock Market on the day of the Effective Time. The total number of shares of capital stock that the Corporation is authorized to issue shall not be changed by the Reverse Stock Split or this Certificate of Amendment and shall remain two hundred and ten million (210,000,000) shares, consisting of two hundred million (200,000,000) shares of Common Stock, par value $0.0001, and ten million (10,000,000) shares of preferred stock, par value $0.0001. Each certificate that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of whole shares of Common Stock into which the shares represented by such certificate shall have been combined as a result of the Reverse Stock Split, subject to the treatment of fractional share interests described above.”

3. The stockholders of the Corporation approved the amendment with 5,067,304 votes, representing 68.96% of the votes cast on the proposal, voted in favor of the amendment at the annual meeting of stockholders held on March 30, 2026.

4. Effective date and time of filing: November 12, 2026, at 1:01 p.m. Pacific Time.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to the Articles of Incorporation to be executed by a duly authorized officer of the Corporation on this 10th day of November 2026.

PHARMACYTE BIOTECH, INC.

By:	/s/ Joshua N. Silverman
Name:	Joshua N. Silverman
Title:	Chief Executive Officer and President